UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
    ☑ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
KarSavior Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    April 28, 2017

Physical address of issuer
4409 Enclave Cove, Austin, Texas 78731

Website of issuer
www.thecarsavior.com

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1050 Connecticut Avenue, NW
Suite 500
Washington, DC 20036
Attention: Louis A. Bevilacqua, Esq.
Email: lou@bevilacquapllc.com

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace, Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The Intermediary will receive a number of Crowd Notes of the Issuer equal to two percent (2%) of the total number of Securities sold by the Issuer in the Offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Evolve Bank & Trust

Type of security offered
Crowd Note

Target number of Securities to be offered
50,000

Price (or method for determining price)
$1.00

Target offering amount
$50,000.00
Affiliates of the issuer may invest in the offering and their investment would be counted toward achieving the target amount.

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis

☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$250,000.00

Deadline to reach the target offering amount
February 8, 2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
3

	Most recent fiscal year-end (2019)	**Prior fiscal year-end (2018)**
Total Assets	$39,531	$111,746
Cash & Cash Equivalents	$39,531	$111,746
Accounts Receivable	$0.00	$0.00
Short-term Debt	$19,477	$16,321
Long-term Debt	$271,000	$191,000
Revenues/Sales	$227,254	$49,451
Cost of Goods Sold	$155,038	$43,582
Taxes Paid	$0.00	$0.00
Net Income	-$155,371	-$93,227

The Offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief.

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

August 14, 2020

FORM C/A

Up to $250,000.00

KarSavior Inc.



Explanatory Note

KarSavior, Inc., (the "Company") is filing this Amendment to its Form C, which was filed with the Securities and Exchange Commission on July 1, 2020. This Amendment is filed to include the 2018 and 2019 financial statements for the Company, provide certain information regarding the Company's ability to conduct multiple closings during the Offering, add information regarding additional securities issued, and provide details regarding the 2018 employee stock plan.

Crowd Note

This Form C/A (including the cover page and all exhibits attached hereto, the "Form C/A") is being furnished by KarSavior Inc., a Delaware corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Note of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000.00 and up to $250,000.00 from Purchasers in the offering of Securities described in this Form C/A (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "Intermediary"). At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing. The Intermediary will receive a number of Crowd Notes of the Issuer equal to two percent (2%) of the total number of Securities sold by the Issuer in the Offering

	Price to Investors	Service Fees and Commissions [1]	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$5.00	$95.00
Aggregate Minimum Offering Amount	$50,000.00	$2,500.00	$47,500.00
Aggregate Maximum Offering Amount	$250,000.00	$12,500.00	$237,500.00

[1]   This excludes fees to Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C/A for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.thecarsavior.com no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with

Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C/A is August 14, 2020.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C/A DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING

AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C/A, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

EVOLVE BANK & TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.thecarsavior.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Investor is urged to read this Form C/A and the Exhibits hereto in their entirety.

KarSavior Inc. (the "Company") is a Delaware corporation, formed on April 28, 2017. The Company is currently also conducting business under the name of the Car Savior.

The Company is located at 4409 Enclave Cove, Austin, Texas 78731.

The Company's website is www.thecarsavior.com.

The information available on or through our website is not a part of this Form C/A. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C/A.

The Business

The Car Savior is an online car repair marketplace designed to make car repairs faster, easier, and more convenient for drivers and mechanics. Drivers can go to the Car Savior website and describe their car problems through an online questionnaire and the Car Savior's proprietary diagnostic algorithm can determine potential issues with the consumers' car. Using the diagnostic information, the Car Savior provides drivers with quotes for nearby vetted and independent mechanics with scheduling options. The platform aims to help mechanics by providing them with the benefit of knowing how long each repair should take and enabling them to schedule their time more efficiently.

The Offering

Minimum amount of Crowd Note being offered	$50,000 Principal Amount
Total Crowd Note outstanding after Offering (if minimum amount reached)	$50,000 Principal Amount
Maximum amount of Crowd Note	$250,000 Principal Amount
Total Crowd Note outstanding after Offering (if maximum amount reached)	$250,000 Principal Amount
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	February 8, 2021
Use of proceeds	See the description of the use of proceeds on page 24 hereof.
Voting Rights	See the description of the voting rights on page 41 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated as a Delaware corporation in 2017. Accordingly, we have a limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.

In certain instances, we rely on single or limited service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

The development and commercialization of our service is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize said products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our product will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We plan to implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.
Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The collection, processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.

We receive, collect, process, transmit, store and use a large volume of personally identifiable information and other sensitive data from customers and potential customers. There are federal, state and foreign laws regarding privacy, recording telephone calls and the storing, sharing, use, disclosure and protection of personally identifiable information and sensitive data. Specifically, personally identifiable information is increasingly subject to legislation and regulations to protect the privacy of personal information that is collected, processed and transmitted. Any violations of these laws and regulations may require us to change our business practices or operational structure, address legal claims and sustain monetary penalties and/or other harms to our business.

The regulatory framework for privacy issues in the United States and internationally is constantly evolving and is likely to remain uncertain for the foreseeable future. The interpretation and application of such laws is often uncertain, and such laws may be interpreted and applied in a manner inconsistent with our current policies and practices or require changes to the features of our platform. If either we or our third party service providers are unable to address any privacy concerns, even if unfounded, or to comply with applicable laws and regulations, it could result in additional costs and liability, damage our reputation and harm our business.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information by keeping all personal information securely stored in an encrypted data base and working with partners to make sure our data collection and storing processes are both secure and COPPA compliant. The expenses associated with protecting our information/ these steps could reduce our operating margins.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

Negative public opinion could damage our reputation and adversely affect our business.
Reputation risk, or the risk to our business from negative public opinion, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities, including corporate governance, and actions taken by government regulators and community organizations in response to those activities. Negative public opinion can also result from media coverage, whether accurate or not. Negative public opinion can adversely affect our ability to attract and retain customers and employees and can expose us to litigation and regulatory action.

The Company could be negatively impacted if found to have infringed on intellectual property rights.
Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or

14

expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Christiaan Best and Hayden Luckadoo who are CFO, CEO, and Secretary; and Analyst of the Company, respectively. The Company has or intends to enter into employment agreements with Christiaan Best and Hayden Luckadoo although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Christiaan Best and Hayden Luckadoo or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Christiaan Best and Hayden Luckadoo in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Christiaan Best and Hayden Luckadoo die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.
Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

* changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;

* our ability to effectively manage our working capital;

* our ability to satisfy consumer demands in a timely and cost-effective manner;

* pricing and availability of labor and materials;

* our inability to adjust certain fixed costs and expenses for changes in demand;

* shifts in geographic concentration of customers, supplies and labor pools; and

* seasonal fluctuations in demand and our revenue.

If we fail to attract and retain enough sufficiently trained customer service associates and other personnel to support our operations, our business and results of operations will be seriously harmed.
We rely on customer service associates, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified customer service associates. Companies in our industry, including us, experience high employee attrition. A significant increase in the attrition rate among our customer service associates could decrease our operating efficiency and productivity. Our failure to attract, train and retain customer service associates with the qualifications necessary to fulfill the needs of our existing and future clients would seriously harm our business and results of operations.

We may be adversely affected by cyclicality, volatility or an extended downturn in the United States or worldwide economy, or in or related to the industries we serve.
Our revenues are generated primarily from servicing customers seeking to hire qualified professionals in the automotive sector. Demand for these professionals tends to be tied to economic and business cycles. Increases in the unemployment rate, specifically in the automotive industry,

cyclicality or an extended downturn in the economy could cause our revenues to decline. Therefore, our operating results, business and financial condition could be significantly harmed by an extended economic downturn or future downturns, especially in regions or industries where our operations are heavily concentrated. Further, we may face increased pricing pressures during such periods as customers seek to use lower cost or fee services, which may adversely affect our financial condition and results of operations.

We may rely on subcontractors and partners to provide customers with a single-source solution or we may serve as a subcontractor to a third party prime contractor.

From time to time, we may engage subcontractors, teaming partners or other third parties to provide our customers with a single-source solution for a broader range of service needs. Similarly, we are and may in the future be engaged as a subcontractor to a third party prime contractor. Subcontracting arrangements pose unique risks to us because we do not have control over the customer relationship, and our ability to generate revenue under the subcontract is dependent on the prime contractor, its performance and relationship with the customer and its relationship with us. While we believe that we perform appropriate due diligence on our prime contractors, subcontractors and teaming partners and that we take adequate measures to ensure that they comply with the appropriate laws and regulations, we cannot guarantee that those parties will comply with the terms set forth in their agreements with us (or in the case of a prime contractor, their agreement with the customer), or that they will be reasonable in construing their contractual rights and obligations, always act appropriately in dealing with us or customers, provide adequate service, or remain in compliance with the relevant laws, rules or regulations. We may have disputes with our prime contractors, subcontractors, teaming partners or other third parties arising from the quality and timeliness of work being performed, customer concerns, contractual interpretations or other matters. We may be exposed to liability if we lose or terminate a subcontractor or teaming partner due to a dispute, and subsequently have difficulty engaging an appropriate replacement or otherwise performing their functions in-house, such that we fail to fulfill our contractual obligations to our customer. In the event a prime contract, under which we serve as a subcontractor, is terminated, whether for non-performance by the prime contractor or otherwise, then our subcontract will similarly terminate and we could face contractual liability and the resulting contract loss could adversely affect our business and results of operations.

Our business, results of operations, and financial condition may be impacted by the recent coronavirus (COVID-19) outbreak.

The ongoing and evolving coronavirus (COVID-19) outbreak, which was designated as a pandemic by the World Health Organization on March 11, 2020, has caused substantial disruption in international and U.S. economies and markets. If repercussions of the outbreak are prolonged, they could have a materially significant adverse impact on our business. The Company's management cannot at this point estimate the impact of the outbreak on its business, and no provision for this outbreak is reflected in the accompanying financial statements.

Affiliates of the Company, including officers, directors and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.

There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum

Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions, and more than thirty (30) days remain before the Offering Deadline, an intermediate close of the Offering can occur, which will allow the Company to draw down on the first $75,000 of the proceeds of the offering committed and captured during the relevant period, as well as every $125,000 raised after. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

Risks Related to the Securities

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the shareholders of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.
Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the shareholders for a vote. The intermediary does not have any fiduciary duty to you to vote shares in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

The Crowd Note will not be freely tradable until one year from the initial purchase date. Although the Crowd Note may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Note. Because the Crowd Note have not been registered under the Securities Act of 1933, as amended (the "Securities Act") or under the securities laws of any state or non-United States jurisdiction, the Crowd Note have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Note may also adversely affect the price that you might be able to obtain for the Crowd Note in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

You will not have a vote or influence on the management of the Company.

All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities, and we have arbitrarily set the price.

We have arbitrarily set the price of the Securities. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Purchasers will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

A majority of the Company is owned by a small number of owners.
Prior to the Offering, the Company's current owners of 20% or more beneficially own 89.63% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether it will successfully effectuate the its current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other things, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C/A AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

The Car Savior is an online car repair marketplace designed to make car repairs faster, easier, and more convenient for drivers and the mechanics. Drivers can go to the Car Savior website or app and describe their car problems through an online questionnaire, and the Car Savior's proprietary diagnostic algorithm determines the most likely problem(s). Using the diagnostic information, the Car Savior provides drivers with quotes for nearby vetted and independent mechanics with scheduling availability. The platform aims to help mechanics by providing them with the benefit of knowing how long each repair should take and thus helping schedule their time more efficiently.

Business Plan

The Car Savior is committed to bringing the best user experience to its customers through its innovative software and services. The Car Savior's business strategy leverages its proprietary diagnostic software to provide its customers services and solutions. The Car Savior was created to help customers easily schedule and hire repair specialists for their specific needs. As part of its strategy, the Car Savior plans to continue expanding its platform for the discovery and delivery of third-party digital content and applications.

The Car Savior operates under a general marketplace business model. It enlists mechanics into its system, obtains their pricing, availability, and services, subsequently marks up their prices by 15-20% (18% on average), and the customer pays the listed price. The service is free for mechanics and aims to create a competitive advantage over repair shop chains by providing a higher level of service verification and making the repair process more efficient.

If a customer chooses not to proceed with the necessary service following a Car-Savior facilitated onsite diagnostic service, they are charged a fee between $28 and $38.

The Company currently uses Google Ads as a primary acquisition tool but is also working on Google Search Engine Optimization (SEO)as a complementary method.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Car Repair Marketplace	We intermediate the transactions between drivers with broken cars and mechanics in need of work.	Medium-income consumers with vehicles needing repairs in Texas.

We intend to expand our geographical area of service and to expand our product beyond the automotive repair industry to include other complex repair markets. We do not intend to have the market expansion implemented within the next year.

We offer our car repair diagnostic and scheduling service and mechanic enrollment via our online website, www.thecarsavior.com.

Competition

The Company's primary competitors are Firestone, Midas International, RepairPal, Open Bay, and Your Mechanic.

The market in which we operate is competitive. Many consumers have personal connections with their mechanic, and this may result in a difficult-to-acquire consumer in many cases. Additionally, the car repair industry is large, and consumers may prefer better-known brand names. We believe we are differentiated from these competitors by our diagnostic algorithm that aims to facilitate detailed scheduling, pre-onsite inspection pricing, and same-day repairs for drivers, as well as better scheduling, the ability to specialize in service, and more efficient workflow for mechanics.

Customer Base

Car Saviors customers are primarily in the mid-income tier with cars over five years old.

Governmental/Regulatory Approval and Compliance

The Company is subject to various U.S. laws and regulations. Failure to comply with these laws and regulation could subject the Company to administrative and legal proceedings and actions by these various governmental bodies. Changes in laws, regulations and related interpretations, including changes in accounting standards, taxation requirements and increased enforcement actions and penalties may alter the environment in which we do business. Our ability to continue to meet these challenges could have an impact on our legal, reputational, and business risk.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 4409 Enclave Cove, Austin, Texas 78731.

The Company conducts business in Louisiana and Texas.

Because this Form C/A focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C/A is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry and future plans and prospects. **Exhibit B** is incorporated by reference into this Form C/A.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.00%	$2,500	5.00%	$12,500
Campaign marketing expenses or related reimbursement	6.00%	$3,000	5.31%	$13,272
General Marketing	7.00%	$3,500	12.37%	$30,928
Research and Development	32.00%	$16,000	37.11%	$92,784
Future Wages	24.00%	$12,000	26.60%	$66,495
General Working Capital	26.00%	$13,000	13.61%	$34,021
Total	**100.00%**	**$50,000**	**100.00%**	**$250,000**

*The Use of Proceeds chart is not inclusive of fees paid for use of the iDisclose Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

_____

The Company does have discretion to alter the use of proceeds as set forth above. The Company has the discretion to alter the use of proceeds based on general economic conditions or a change in business needs.

DIRECTORS, OFFICERS AND EMPLOYEES

The directors or managers and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Christiaan Best

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO, October 2017 - Present

CFO, October 2017 - Present
Secretary, October 2017 - Present
President, October 2017 – Present
Treasurer, October 2017 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO, CFO, President, Treasurer, and Secretary, the Car Savior, October 2017 – Present

> As CEO, CFO, and Secretary, Christiaan is responsible for overseeing all operations, leading technical developments, and serves as the general business head with company relations.

CTO, Green Revolution Cooling, December 2016 – October 2017

> As CTO, Christiaan was responsible for leading technical efforts and assisting with transition efforts after company acquisition.

Christiaan holds an undergraduate degree and postgraduate degree in mechanical engineering from the University of Texas, Austin.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 3 employees in Louisiana and Texas.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount Authorized	10,000,000
Amount outstanding	6,239,901
Voting Rights	Each shareholder has one vote for one share
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100%
Other Material Terms	Approximately 1% of the company's common stock is subject to a right of first refusal provision. For so long as these shares remain outstanding, the Company hereby grants the investor the right of first refusal to purchase its pro rata share of new securities. The investor's pro rata share, for purposes of this right of first refusal, is equal to the ratio of (i) the number of shares of Company's Common Stock owned by the investor immediately prior to the issuance of new securities (assuming full conversion or exercise of all outstanding convertible securities, rights, options and warrants held by investor, and after giving effect to any anti-dilution adjustment to investor's ownership) to (ii) the total number of shares of the Company's common stock outstanding immediately prior to the issuance of new securities (assuming full conversion or exercise of all outstanding convertible securities, rights, options and warrants outstanding, including Preferred Stock, and after giving effect to the issuance of any securities for any anti-dilution adjustment to investor's ownership).

Notwithstanding the foregoing, the investor is hereby granted a one-time right of first refusal to purchase the greater of: (i) its pro rata share as described previously or (ii) up to $250,000, in each case in new securities issued in the |

	next sale by the Company of its preferred stock in a single venture or other institutional investor-led financing transaction following the date of this Agreement from which the Company receives gross proceeds of not less than $2,000,000. The rights granted under this shall expire upon the closing date of, and shall not be applicable to, the earlier of (i) the first sale of Common Stock of the Company to the general public pursuant to a registration statement filed with and declared effective by the Securities and Exchange Commission under the Securities Act, (ii) a sale of all or substantially all of the assets of the Company for cash consideration, or (iii) a transaction, not constituting a financing, in which over 50% of the combined voting power of the Company's equity securities is transferred to an acquiring entity, or its affiliates, for cash consideration.

In 2018 the company initially reserved 2,000,000 shares of common stock for issuance under the employee stock option plan (ESOP). In June 2020, the company amended this plan to increase the total shares reserved under the plan to 3,679,626. As of August 2020, 1,845,857 shares had been issued under the 2018 ESOP. Of these shares, 462,511 have vested and 1,383,346 remain unvested. Shares vest on a monthly basis with all remaining shares expected to be fully vested within 40 months.

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	$105,000 Principal Amount
Valuation Cap	$1.5 Million
Voting Rights	N/A
Maturity Date	N/A
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming	If there is an Equity Financing before the expiration or termination of this instrument,

conversion prior to the Offering if convertible securities).	the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap.
Other Material Terms	Equity Financing means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation. This instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon either (i) the issuance of stock to the Investor; or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to a liquidity or dissolution event. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of

	outstanding Capital Stock by reason of their ownership thereof.

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	$25,000 Principal Amount
Valuation Cap	$2 Million
Voting Rights	N/A
Maturity Date	N/A
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap.
Other Material Terms	Equity Financing means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation. This instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon either (i) the issuance of stock to the Investor; or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to a liquidity or dissolution event.

If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof.

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	$140,000 Principal Amount
Valuation Cap	$3.1 Million
Voting Rights	N/A
Maturity Date	N/A
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or

	(2) a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap.
Other Material Terms	Equity Financing means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation. This instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon either (i) the issuance of stock to the Investor; or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to a liquidity or dissolution event. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof.

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	$108,000 Principal Amount
Valuation Cap	$3.5 Million
Voting Rights	N/A
Maturity Date	N/A
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap.
Other Material Terms	Equity Financing means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation. This instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon either (i) the issuance of stock to the Investor; or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to a liquidity or dissolution event. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase

| | Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. |
|---|---|

The Company has the following debt outstanding:

Type of debt	SBA PPP loan
Name of creditor	First Federal Bank of Louisiana
Amount outstanding	$23,382.00
Interest rate and payment schedule	1.00% per Annum
Amortization schedule	Borrower will pay this loan in 17 payments of $1.315.89 and a last irregular payment of $1,315.72.
Describe any collateral or security	N/A
Maturity date	May 7, 2022
Other material terms	Loan may be subject to forgiveness provision stating the principal and any subsequent interest payments of this loan may be forgiven upon request of the company assuming certain measures are followed. Measures include spending at least 75% of the forgiven loan amount on payroll-related expenses.

Type of debt	Loan Agreement
Name of creditor	Christiaan Best (CEO)
Amount outstanding	$32,018
Interest rate and payment schedule	The APR on the first $21,000 paid back will be 16.00%. The APR on the remaining balance ($11,018) will be 1%. Payment terms will be $2,000 per month until the balance is paid with the higher interest rate paid first.
Describe any collateral or security	N/A
Maturity date	August 1, 2023
Other material terms	Expenses incurred by founder in day-to-day operations of the business.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	60,060	N/A	N/A	April 2018	Section 4(a)(2)
SAFE $1.5M Val Cap	3	$105,000	Develop platform, marketing, and working capital.	December 2017 – December 2018	Section 4(a)(2)
SAFE $2.0M Val Cap	1	$25,000	Develop platform, marketing, and working capital.	October 2018	Section 4(a)(2)
SAFE $3.1 Val Cap	10	$140,000	Develop platform, marketing, and working capital.	November 2018 – February 2019	Section 4(a)(2)
SAFE $3.5M Val Cap	2	$108,000	Develop platform, marketing, and working capital.	August 2020	Section 4(a)(2)

Ownership

A majority of the Company is owned and controlled by Christiaan Best.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Hayden Luckadoo	20.83%
Christiaan Best	64.10%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Estimated Total Tax
-$155,371	-$155,371	$0.00

Note: Company has deferred the filing of its 2019 tax return. Information above represents estimated numbers based on company's 2019 fiscal year financial performance.

Operations

Following the Offering, assuming the minimum amount is raised, we should have enough liquidity to execute our business plan until Spring 2021. We intend to be profitable by March 2022. Our significant challenges are scaling up operations to a volume that will become both sustainable internally with new inside sales staff and will be able to be subject to the rigorous quality control that the Car Savior deems vital.

The core strategy of the Car Savior to reach profitability in the next 18 months, and approach profitability in the next 12 months, is to enact an SEO strategy utilizing geo-targeting and other techniques to develop a higher efficiency of customer acquisition on a per-city basis, as well as geographically expanding the regions the Car Savior provides service.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as of the end of July 2020, we had approximately $19,500 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy. Additionally, the company received $108,000 in investment commitments in August 2020, prior to this offering.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C/A and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to $250,000 in principal amount of Crowd Notes for up to $250,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by February 8, 2021 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $250,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a At the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Evolve Bank & Trust until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

In the event that $75,000 in investments is committed and received by the escrow agent and more than thirty (30) days remain before the Offering Deadline, the Company may conduct the first of multiple closings of the Offering (an "Intermediate Close"), provided all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment.

In the event the Company does conduct the first of multiple closes, the Company agrees to only withdraw $75,000 from escrow and will only conduct the Intermediate Close if more than thirty (30) days remain before the Offering Deadline. The Company may only conduct another Intermediate Close before the Offering Deadline if: (i) the amount of investment commitments made and received in escrow exceeds $125,000 since the time of the last Intermediate Close; and (ii) more than thirty (30) days remain before the Offering Deadline.

The Company has agreed to return all funds to investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace, Inc., the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing.

Stock, Warrants and Other Compensation

The Intermediary will receive a number of Crowd Notes of the Issuer equal to two percent (2%) of the total number of Securities sold by the Issuer in the Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

See "CAPITALIZATION AND OWNERSHIP" above.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the right to receive shares at some point in the future upon the occurrence of certain events.

Valuation Cap

For the first $50,000.00 of Securities sold in the Offering, the Valuation Cap is equal to $3,000,000.00 ($3 million). For Securities sold in the offering between $50,000.00 and $250,000.00, the Valuation Cap is equal to $3,800,000.00 ($3.8 million).

Discount

20.0%

Conversion of the Crowd Notes.

Upon the occurrence of a Qualified Equity Financing, the Crowd Notes will convert into Conversion Shares pursuant to the following:

a. If the investor is not a Major Investor, the Crowd Notes will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

b. If the investor is a Major Investor, the Company will convert the Crowd Notes into Conversion Shares prior to the closing of the Qualified Equity Financing.

"**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000.00 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale (or series of related sales).

Conversion Mechanics. Company shall convert the Crowd Notes into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price. The issuance of Conversion Shares pursuant to the conversion of the Crowd Notes shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the investor is not a Major Investor, the investor shall receive shares of a Shadow Series with certain limited rights.

"**Conversion Shares**" shall mean with respect to a conversion of the Crowd Notes, shares of the Company's Preferred Stock issued in the Qualified Equity Financing.

"**Shadow Series**" shall mean shares of a series of the Company's Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by Irrevocable Proxy;

ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

"**Conversion Price**" with respect to a conversion pursuant to a Qualified Equity Financing shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing, or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

"**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Shadow Series shareholder, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Shadow Series shareholder.

"**Major Investor**" shall mean any investor in Crowd Notes in which the Purchase Price is equal to or greater than $25,000.00.

"**Outstanding Principal**" shall mean the total of the Purchase Price.

Corporate Transaction
In the event of a Corporate Transaction, the Company shall notify the investor in writing of the terms of the Corporate Transaction.

    a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the investor shall receive the higher value received by either:

        i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

        ii. Obtaining the Corporate Transaction Payment.

    b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert the Crowd Notes into Conversion Shares pursuant to Conversion Mechanics described above.

"**Corporate Transaction**" shall mean:
    i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,
    ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),
    iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; <u>provided, however</u>, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

"**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Purchasers in proportion to their Purchase Price.

Termination

The Crowd Notes will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under the Crowd Notes into Conversion Shares; or (b) the payment of amounts due to the investor pursuant to a Corporate Transaction.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the equity interest into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Voting and Control

The Securities do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Shares, Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the members of the Company (except for on matters required by law) by Irrevocable Proxy.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Crowd Notes. The investor agrees to take any and all actions determined in good faith by the Company's Manager to be advisable to reorganize the instrument and any shares issued pursuant to the terms of the Crowd Notes into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	Christiaan Best
Relationship to the Company	CEO
Total amount of money involved	$32,018
Benefits or compensation received by related person	Interest accrued on outstanding balance.
Benefits or compensation received by Company	The use of Mr. Best's credit card is for ease of day-to-day operations.
Description of the transaction	The Company uses a credit card for day-to-day expenses in the name of Christiaan Best. The interest rate (APR) on the first $21,000 paid back will be 16.00%. The interest rate on the remaining balance ($11,018) will be 1%. Payment terms will be $2,000 per month until the balance is paid with the higher interest rate paid first.

Intellectual Property

Related Person/Entity	All employees and officers of Company
Relationship to the Company	Employees and officers of Company
Total amount of money involved	N/A
Benefits or compensation received by related person	Employees and founders are compensated with stock and salary.
Benefits or compensation received by Company	Intellectual property
Description of the transaction	All intellectual property related to the Company's line of work created by founder and employees is property of the company.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Christiaan Best
(Signature)

Christiaan Best
(Name)

Chief Executive Office, Chief Financial Officer, Secretary
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Christiaan Best
(Signature)

Christiaan Best
(Name)

CEO, CFO, Secretary
(Title)

August 14, 2020
(Date)

I, Christiaan Best, being the founder of KarSavior Inc., a Corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2019 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2019, and the related notes to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2019, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Christiaan Best
(Signature)

Christiaan Best
(Name)

CEO, CFO, Secretary
(Title)

August 14, 2020
(Date)

EXHIBITS

Exhibit A   Company Summary
Exhibit B   Financial Statements
Exhibit C   Subscription Agreement
Exhibit D   Crowd Notes
Exhibit E   Pitch Deck
Exhibit F   Video Script

EXHIBIT A
Company Summary



MicroVentures



Company: Car Savior

Market: Automotive Repair Industry

Product: Online car repair marketplace with a proprietary car diagnostic algorithm

Company Highlights

- From January 2019 to June 2020, repairs worth a total of $269,799 were booked through the Car Savior platform
- The company is a 2018 Capital Factory accelerator graduate
- More than 6,500 diagnosed cars to date
- $270,000 previously raised from angel investors with a further $108,000 committed in August 2020

EXECUTIVE SNAPSHOT

The Car Savior is an online car repair marketplace designed to make car repairs faster, easier, and more convenient for drivers and the mechanics. Drivers can go to the Car Savior website or app and describe their car problems through an online questionnaire, and the Car Savior's proprietary diagnostic algorithm determines the most likely problem(s). Using the diagnostic information, the Car Savior provides drivers with quotes for nearby vetted and independent mechanics with scheduling availability. The platform aims to help mechanics by providing them with the benefit of knowing how long each repair should take and thus helping schedule their time more efficiently. The Car Savior founder, Christiaan Best, has previously founded and scaled a startup. Prior to Car Savior, he founded and led Green Revolution Cooling, later transitioning to CTO, where he received approval for multiple patents.[i]

Since graduating from the Capital Factory accelerator program in 2018, the Car Savior has undergone significant growth. Notable milestones include the following:

- From January 2019 to June 2020, 1,224 car repair bookings were made through the Car Savior platform
- Bookings increased by 14.41% in the first six months of 2020 when compared to the same period in 2019
- From January 2019 to June 2020, 5,877 requests for car repair quotes were made through the Car Savior platform
- From January 2019 to June 2020, repairs worth a total of $269,799 were processed through the Car Savior platform
- Car Savior has diagnosed more than 6,500 vehicles to date



- The company has raised $270,000 from angel investors and received a further $108,000 in commitments in August 2020
- 105 mechanics on the platform as of June 2020

PERKS

Investors who purchase the first 50,000 Crowd Notes, and thereby fund the first $50,000, will receive Crowd Notes with a conversion provision based on a $3 million valuation cap instead of a $3.8 million valuation cap. That means, in connection with equity financing of at least $1 million, the company has the option to convert the Crowd Note into non-voting preferred shares (Conversion Shares) at a price based on the lower of (A) a 20% discount to the price per share paid for Preferred Shares by investors in the Qualified Equity Financing or (B) the price per share based on a $3 million valuation cap (instead of $3.8 million).

COMPANY SUMMARY

Opportunity

In 2019, there were approximately 280 million cars and light trucks on the road in the United States, with an average age of 11.8 years.[ii] Driving older vehicles can involve more car repairs and possible trips to the mechanic.[iii] For many people, taking a car to the mechanic is not a pleasant experience. People may need to wait for an extended period of time while their car is being repaired[iv] and can experience poor price transparency. Over time, repair shops, in general, have garnered a reputation for poor service that values short-term profits over the customer experience. However, new technology can provide tools that mechanics can use to improve the client experience and foster trust in a scalable and cost-effective manner. Companies that truly understand their customers can be uniquely positioned to offer a superior customer experience and create a sustainable competitive advantage.[v]

In addition to the poor service consumers might receive at repair shops, car repairs can also be costly. According to AAA, drivers spend approximately $1,200 each year for automotive maintenance and repair.[vi] One of the reasons car repairs can be so costly is overhead expenses incurred by repair shops such as rent, utility expenses, safety equipment, miscellaneous supplies (such as lubricants and solvents), and high-tech diagnostic gear. These costs can lead to repair shops charging a premium on parts and repairs in order to be financially viable as a business.[vii]

Founded in 2017, the Car Savior is an online car repair marketplace with a proprietary car diagnostic algorithm. Users can upload their car trouble information to the Car Savior platform, where its proprietary algorithm determines the likely cause of the described issue. Users are then provided with repair quotes from nearby mobile mechanics and repair shops vetted by the Car Savior team. Before booking, users can view customer reviews and choose a repair date when mechanics are sure their car parts will be available. Similarly, mechanics have the option to select specific repairs for which they appear as an option and receive scheduling information when bookings are made to better facilitate efficient use of their time.

The Car Savior currently operates in the Texas cities of Austin, Houston, San Antonio, and Dallas. The company has diagnosed more than 6,500 vehicles to date. With the proceeds from this round, the company plans to expand its services into eight new cities, develop and release an online web service for mechanics to host their own website and manage bookings, and build out its team.

Product

The Car Savior and its proprietary diagnostic algorithm were designed to combine an online automotive diagnostic tool with specific vehicle information to provide customers with the most likely problem(s) with their vehicle and a more precise upfront cost estimate. Customers can get quotes from multiple mechanics to shop for the best deal. When diagnoses are known and repair appointments booked, mechanics can order car parts before the customer arrives. This helps customers to better understand when they will get their vehicle back and mechanics to schedule their time accordingly.

The Car Savior platform works in a four-step process:



Diagnose online
A 20-question survey

Get quotes from multiple, vetted, independent shops

Schedule your repair online

Receive service

The company can diagnose car problems for the majority of automotive manufacturers and brands, including Ford, Chevrolet, Chrysler, Jeep, GMC, Cadillac, Toyota, Honda, Nissan, Mazda, Lexus, Acura, Kia, Hyundai, Mercedes-Benz, BMW, and Volkswagen.

Diagnostics

To assist customers in determining what is wrong with their car and to provide an accurate quote, The Car Savior begins the process with an interactive 20-question survey. The survey asks various questions, including whether there are any odd noises, what part of the car the issue may be stemming from, whether the car can be driven, and what are the driver's driving habits. Car Savior provides sample noises for customers to determine which might most closely resemble any strange noises they may be hearing. Additionally, the survey is dynamic, with several hundred branches for the diagnostic tree. Each question is dependent on the previous question in the diagnostic process.

Once the customer has completed the survey, Car Savior's proprietary algorithm determines the most likely issue with the car. The diagnosis is then checked by using large data sets to compare the frequency of the failed part on similar vehicles from similar years. This data is collected by The Car Savior and is expected to increase the diagnostic accuracy over time as the collected data increases.



MicroVentures

The Car Savior ☰

We're sorry to hear your car is giving you trouble. Help us understand the issue!

Is it drive-able?

I can start the engine and drive it

I can not drive it

← Back   ⟳ Restart

The Car Savior ☰

What is the issue related to?

A warning light is on or gauge is concerning

A/C or heater

Makes a noise or shakes

Doesn't drive like it should (go, stop, or turn)

Leaks, smells, smokes, or vents steam

Non-essential gizmo (like a power window, radio, or light)

← Back   ⟳ Restart

The Car Savior ☰

When is the noise most noticeable (the loudest)?

When braking

All of the time (braking or accelerating, turning or going straight)

When accelerating or driving uphill

Going over a bump

Only when going fast - more than 40 mph - both accelerating and braking

Turning a corner

← Back

The Car Savior ☰

What does the noise sound like?

Click the speakers below to hear example sounds.

🔊 Grinding noise while braking.

🔊 Squeaking noise while braking.

🔊 Scraping noise while braking.

Grinding

Squeaking

Scraping

Grinding and squeaking or scraping

← Back   ⟳ Restart

Car Savior's algorithm works in a four-step process:



HOW IT WORKS

Questions about vehicle behavior
• Noise? Shaking? Narrows to a few diagnoses

Questions about driver behavior
• Neglect? Aggressive driver?

Big data comparison (our server)
• Look at common issues with particular vehicles and engines.
• Generally narrows to a single diagnosis.

Our software outputs diagnosis
• No physical connection to the car.

Quotes and Bookings

After likely problem(s) have been identified, the Car Savior provides multiple quotes on how much it would cost to perform repairs from the Car Savior's network of vetted mechanics. In addition to a quote, the Car Savior also provides customers with available booking dates and the ability to book the repair directly through the website. Booking dates reflect the time when a mechanic will have the necessary parts to complete the repairs, in an attempt to reduce the time a customer may be without access to their car.





Needed Repairs
Based on what we know
You'll probably need ALL of these
Premium front brake pads and rotors
LEARN MORE
Repair Bids
All prices include parts, tax, and labor.
MOBILE
GARAGE
ALL
SORT BY
MOBILE MECHANIC (They drive to you)
Bdiddy's Mobile Auto Service
0 miles away See Map & More Info
Thu, Jan 16th 9:30 am (Soonest)
5+ Yelp Reviews
$250.41
Premium Front Brake Pads And Rotors
BOOK
$28 if diagnosed onsite & you choose not to fix it
GARAGE (You drive to them)
Friends Car Care
9 miles away See Map & More Info
Fri, Jan 17th 8:00 am (Soonest)
27+ Google Reviews
$206.56
Premium Front Brake Pads And Rotors
BOOK
$28 if diagnosed onsite & you choose not to fix it
MOBILE MECHANIC (They drive to you)
DC Mobile Mechanic
0 miles away See Map & More Info
Thu, Jan 16th 8:00 am (Soonest)
27+ Google Reviews
$301.16
Premium Front Brake Pads And Rotors
BOOK
$53 if diagnosed onsite & you choose not to fix it

Providing a quote to customers works in a five-step process:



Diagnosis
Find parts and labor
• Model and engine specific
Filter mechanics
• By skill, tools, location, make, model, etc.
Generate precise quotes
• Each mechanic sets their rates
• (rates) x (parts and labor) => precise quote
Send to customer
• Includes real time mechanic availability
Some human involvement (our staff)
Entirely automated

Repair

Car Savior's network includes both mobile mechanics and more traditional repair shops. As a result, some mechanics can come to the customer's house to complete the repairs. When a customer meets with the mechanic at the scheduled time, the mechanic will first perform an onsite inspection to confirm the online diagnosis. Car Savior aims to be very transparent about this process and notifies customers that its proprietary diagnostic tool currently has around 80% accuracy when the platform provides booking quotes. If a customer chooses not to proceed with the necessary service following an onsite diagnostic service, they are charged a fee usually between $28 and $38 (depending on the specific mechanic's pricing). If they do choose to continue with the service (either originally diagnosed or revised after meeting with a mechanic), there is no diagnostic fee. The



onsite diagnosis by a mechanic is done as a safeguard for accuracy and to ensure only the correct repairs are being made.



Use of Proceeds

Car Savior aims to raise a minimum of $50,000 and a maximum of $250,000 in this campaign. It plans to use the funds raised almost exclusively for expansion into new cities and new product development, with a small amount dedicated to onboarding inside sales staff as demand warrants. The company has the discretion to alter the use of proceeds based on general economic conditions or a change in business needs.



Marketing

If the minimum amount is raised, approximately $3,500 will go toward marketing expenses. If the maximum amount is raised, approximately $30,928 will go toward marketing expenses. Marketing expenses are expected to be primarily used to advertise the Car Savior's service as it expands into new geographic areas. This will be done through hiring an outside firm.

Research and Development



If the minimum amount is raised, approximately $16,000 will go toward research and development expenses. If the maximum amount is raised, approximately $92,784 will go toward research and development expenses. Research and development expenses will be primarily used to fund efforts to better automate Car Savior's quoting process.

Working Capital

If the minimum amount is raised, approximately $13,000 will go toward working capital. If the maximum amount is raised, approximately $34,021 will go toward working capital. The working capital will be used to meet business needs as the company expands its operations geographically and releases new product lines such as AC repair and other services.

Future Wages

If the minimum amount is raised, approximately $12,000 will go toward future wages. If the maximum amount is raised, approximately $66,495 will go toward future wages. Positions the company aims to add in the coming year include legal and accounting services, an inside sales role, and a sales and customer experience representative.

Product Roadmap

The company is focused on several initiatives over the coming months:

- *Search engine optimization (SEO)*: The Car Savior aims to bring in more organic (unpaid) traffic. This can require very specific website structures.

- *Automation of bid creation:* Currently, when customers request a quote, human intervention is required. The company hopes increasing automation will lead to faster quotes, increase the likelihood of booking, and help save on future labor costs. This process is expected to be ongoing for the next 12 months.

- *Website as a service for mechanics:* This service would provide mechanics with their own website, populated from Car Savior's database content. Plans for these websites include features such as bid creation, scheduling, receiving payment, and getting reviews. The Car Savior plans to release a minimum viable product (MVP) in July 2020 and continue to refine the product as it receives feedback from customers and mechanics.

Following the coronavirus outbreak, the company began to focus on its core operations in Texas. As a result, it pulled back from its operations in Atlanta, Georgia, and Louisiana. However, in the coming months, it plans to evaluate those locations for a potential re-launch.

Over the next several years, Car Savior intends to focus on offering car repair services and expanding geographically into eight new cities. These cities are Chicago, Denver, Miami, New York, Phoenix, Riverside (CA), Seattle, and Tampa Bay. These cities were chosen for expansion due to the company's internal research on which cities have the most aptitude for its service based on historical trends, census data, and Google-collected statistics on search volumes and trends.



Following its expansion efforts, the company plans to add additional services to its platform, such as air conditioning (AC) repair. The initial expansion into new services would be done through a 6 to 12-month market verification process for AC repair, followed by adding additional complex repair processes. Car Savior believes its system is effective at diagnosing complex machinery that everyday people may struggle with and can facilitate more efficient repairs by adding transparency and convenience.

Business Model

Car Savior operates under a general marketplace business model. It enlists mechanics into its system, obtains their pricing, availability, and services, subsequently marks up their prices, and the customer pays the listed price. The company has worked to increase the percentage of each sale it keeps as it gains pricing power. The service is free for mechanics and aims to create a competitive advantage over repair shop chains by providing a higher level of service verification and a more efficient repair process.

If a customer chooses not to go ahead with the necessary service following an onsite diagnostic service, they are charged a fee between $28 and $38.

The company currently uses Google Ads as its primary acquisition tool but is also working on Google SEO as a complementary method.

USER TRACTION

From January 2019 to June 2020, 5,877 requests for car repair quotes were made through the platform. Monthly bookings peaked in the summer 2019. Fall 2019 saw declines, in part, due to the seasonality of car repairs in southern climates. The company believes its early spring 2020 declines were due to a decrease in driving related to COVID-19 prevention measures. In June 2020, 271 quote requests were made, compared with 482 in June 2019. Since January 2019, Car Savior has, on average, converted 20.83% of quote requests into actual bookings. In June 2020, the company had a conversion rate of 31%. The company attributes this conversion rate improvement to an improved user experience. The Car Savior changed how it presents information and what information it presents to customers. Historically, approximately 10.50% of requests for quotes have come from repeat customers.





From January 2019 to June 2020, 1,224 car repair bookings were made through the Car Savior platform. As with requests, requests peaked in the summer and fall of 2019, in part due to the seasonality of car repairs in southern climates, and in part due to a change in the company's marketing methods. However, January and February 2020 saw a substantial increase compared to the same period in 2019 (up by 97.65%). In June 2020, the company processed 84 bookings through its platform, compared with 93 in June 2019.



From January 2019 to June 2020, repairs worth a total of $269,799 were booked through the Car Savior platform, representing an average repair cost of ~$220. For 2020, $83,207 in bookings were booked through June, with an average repair value of $218.39. Over the same period in 2019, repairs worth $81,384 were booked through the



platform. The company believes the repair value dropped slightly due to the impact of COVID-19 on car repair services.

Since inception, the Car Savior has diagnosed more than 6,500 vehicles. There are currently 105 mechanics on its platform.

Capital Factory Accelerator Program

In 2018, the Car Savior participated in the Capital Factory accelerator program in Austin, Texas. As of 2018, the accelerator program had more than 250 graduates,[viii] and notable companies in its portfolio include Adyen, Diligent Robotics, Icon, and SpareFoot.[ix]



HISTORICAL FINANCIALS

Revenue

The Car Savior primarily generates revenue from bookings made on its platform. Booking revenue is the total gross value of repairs booked through the platform, less any refunds processed. The Car Savior also generates some revenue from a consulting service it provides to a third-party company in an unrelated industry that consists of marketing, advertising, and software development efforts.

Through Q2, the Car Savior generated approximately $93,543 in revenue in 2020, up by 17.92% from the same period in 2019. Approximately $78,043 came from bookings and $15,500 from consulting. The company believes it witnessed declines in gross bookings in spring 2020 due to a decrease in driving related to COVID-19 stay-at-home prevention measures. In Q3 2019, Car Savior had its strongest quarter ever in terms of gross bookings. Revenue information for 2019 and 2018 is as follows:

2019	2018
Revenue: $227,254	Revenue: $49,451
Revenue from Bookings: $180,686	Revenue from Bookings: $49,451
Revenue from Consulting Services: $46,586	Revenue from Consulting Services: $0
Revenue Growth Year-over-Year: 359.55%	





Gross Margin on Bookings and Cost of Goods Sold (Mechanic Payouts)

Cost of goods sold (COGS) at the Car Savior consists of payment to the mechanics for the services performed. Through Q2, the company incurred $70,419 in COGS on $78,043 in gross bookings, giving it a gross profit on bookings of $7,624 and a gross margin on bookings of 9.77% in 2020. Information for 2019 and 2018 is as follows:

2019	2018
Gross Bookings: $180,686	Gross Bookings: $49,451
Mechanic Payouts: $155,038	Mechanic Payouts: $43,582
Gross Profit: $25,648	Gross Profit: $5,870
Gross Margin: 14.19%	Gross Margin: 11.87%





Operating Expenses

Through Q2, the Car Savior incurred $96,795 in total operating expenses in 2020, down by 3.29% from $100,092 during the same period in 2019. In 2019, the company incurred $227,588 in total expenses for the year, up by 129.66% from $99,096 in 2018. Expenses increased between 2018 and 2019 primarily due to increased payroll expenses and advertising expenses resulting from expanding business operations. In 2020, the company has taken steps to lower its operating expenses by reducing labor costs.



2020 Operating Expense Breakdown



Through Q2, expenses in 2020 have largely consisted of payroll, Google advertising, office expenses, and operations. A full breakout (and as a % of total expenses) is as follows:

- Payroll: $59,360 (61.33%)
- Google Advertising: $14,823 (15.31%)
- Office Expenses: $6,645 (6.87%)
- Operations: $5,624 (5.81%)
- Other Expenses: $10,343 (10.69%)



2019 and 2018 Expense Breakdown

2019 Breakdown

In 2019, expenses primarily consisted of payroll, Google advertising, operations, and office expenses. A full breakout (and as a % of total expenses) is as follows:

- Payroll: $121,886 (53.56%)
- Google Advertising: $42,000 (18.45%)
- Office Expenses: $16,970 (7.46%)
- Operations: $8,131 (3.57%)
- Other Expenses: $38,601 (16.96%)



2018 Breakdown

In 2018, expenses primarily consisted of payroll, Google advertising, operations, and travel. A full breakout (and as a % of total expenses) is as follows:

- Payroll: $37,992 (38.34%)
- Google Advertising: $14,564 (14.70%)
- Operations: $11,143 (11.24%)
- Travel: $8,785 (8.87%)
- Other Expenses: $26,612 (26.85%)



Net Income

Through Q2, the Car Savior has incurred a net loss of $73,670 in 2020, compared to a net loss of $82,394 during the same period in 2019. In 2019, the company incurred a net loss of $155,371, compared to a net loss of $93,227 in 2018.





Burn Rate

Through June, the Car Savior has averaged a monthly burn rate of $12,278. As of July 31, 2020, the company had approximately $19,500 in cash on hand. The company has also received $108,000 in commitments from external investors in August of 2020. With the proceeds from this raise, the company anticipates having runway until spring 2021 if the minimum is met, and runway until early 2022 if the maximum is met.

INDUSTRY AND MARKET ANALYSIS

According to Reports and Data, the global automotive repair and maintenance service market is estimated to reach $810 billion by 2026, up from $516 billion in 2018. Growth can largely be attributed to the availability of flexible and reliable maintenance services, an increase in the average age of vehicles on the road, higher maintenance and repair expenses, an increase in sales of used cars, and technological advancements. Based on service type, car maintenance was valued at $300 billion in 2018 and is estimated to reach $478 billion by 2026, with repair services making up the remaining $216 billion in 2018 and estimated $332 billion in 2026.[x]

As of Q4 2019, approximately 279.6 million vehicles were in operation in the U.S., up by about 1.6% from 275.3 million vehicles in Q4 2018. Between Q1 2016 and Q4 2019, total vehicles in operation in the U.S. increased by about 7.8%, from 259.3 million in Q1 2016.[xi] According to IHS Markit, the average vehicle age was 11.8 years in 2019. Since IHS Markit began gathering data in 2002, the average age of vehicles on the road in the U.S. has increased almost every year in every region (see chart below).

Several factors have driven the increase in ageing vehicles, including better technology and overall vehicle quality improvements. IHS Markit predicts the average age growth of vehicles will bring new opportunities for the automotive aftermarket. The new reality of a higher average age of vehicles in operation could be a very positive trend for the automotive aftermarket as it points to a growing repair "sweet spot," where growth takes place in the vehicles which drive the most repair opportunities. However, IHS Markit believes that the industry needs to understand how the trend will impact service opportunities. Branding and pricing strategies for good, better, and



best products and services could become more important as consumers decide how much they are willing to pay for a repair based on the age of their vehicle.[xii]



Source: Statista

According to AAA, drivers will spend approximately $1,200 on average per year on maintenance and repair costs for their vehicles.[xiii] However, the cost can go much higher when a vehicle has been poorly maintained. A 2017 AAA survey found that roughly one-third of drivers skip or delay recommended service or repairs, which can increase the likelihood of unexpected mechanical failures.[xiv]

Car repair bills can be expensive for several reasons, including patents on aftermarket parts, overhead expenses for repair shops, labor costs, and more intricate vehicles coming to market with new technology. Overhead expenses in particular can significantly add to the cost of a car repair due to the money needed to cover tools, equipment, rent, utility expenses, safety equipment, miscellaneous supplies (such as lubricants and solvents required), floor jacks, and high-tech diagnostic gear. This can lead to repair shops charging a premium on parts and repairs order to be financially viable as a business.[xv] The Car Savior aims to address the expensive nature of car repairs by reducing overhead expenses.

In 2019, $21.92 billion was invested in venture deals in the automotive industry, down by 29.2% from $30.97 billion in 2018. Investments in 2019 were spread across 708 deals, down slightly from 727 deals in 2018. Between 2009 and 2019, venture capital funds invested in the automotive industry grew at a compound annual growth rate (CAGR) of 36.29%. Further information for investment in the automotive industry includes the following:[xvi]

- Median pre-money valuation of $30.33 million in 2019, down from $33.50 million in 2018
- Median post-money valuation of $36.70 million in 2019, down from $41.69 million in 2018
- Median deal size of $2.39 million in 2019, down from $2.66 million in 2018





Capital Invested and Deal Count in the Automotive Industry

Source: PitchBook Data, Inc.

COMPETITORS

In addition to other online car repair marketplaces, Car Savior also faces competition from local mechanics and national chains.

Firestone (OTCMKTS: BRDCF): Founded in 1900, Firestone is a tire company that also provides vehicle maintenance and repair services. Customers can book maintenance and repair services online. Additionally, customers who bring their car in can receive a free inspection. Maintenance services offered by Firestone include oil changes, battery replacements, AC services, and tune-ups. Repair services offered by the company include tire replacement, alignment, engine repairs, and more. Firestone is part of Bridgestone Tires (OTCMKTS: BRDCF). Bridgestone Tires' network of franchises include nearly 2,200 tire and vehicle service centers across the United States.[xvii] Other subsidiaries of Bridgestone include Dayton, GCR Tires and Service, bandag, GenFlex, and GenTite.[xviii] In 2019, Bridgestone Corporation generated $3 billion in operating profit on $32.5 billion in revenue (using Yen to USD exchange rate on June 8, 2020).[xix]

Midas International: Founded in 1956, Midas International offers a variety of maintenance and repair services to support customers in maintaining their vehicles. On the Midas website, customers can get repair estimates and request appointments at local shops. Services offered by Midas include tire replacement, brake repair, oil change, muffler replacement, heating and A/C, battery replacement, radiator and engine cooling, and steering and suspension services. The company has more than 2,100 locations worldwide.[xx] Midas is owned by the TBC Corporation, which is co-owned by the Sumitomo Corporation (OTCMKTS: SSUMF) and Michelin (OTCMKTS: MGDDF).

RepairPal: Founded in 2007, RepairPal provides consumers with resources for taking care of their cars. Consumers can look up vehicle-specific information, troubleshoot car problems, get quotes on car repairs, and make bookings at mechanics. Bookings are made through the company's certified network, which shows shops that have been vetted by RepairPal's team. The RepairPal Fair Price Estimator™ provides price estimates to consumers on specific repairs before they make a booking to make sure the cost is fair. RepairPal is partnered with several



organizations, including USAA, Cars.com, CarMax, J.D. Power, Castrol, Zubie, and ASE.[xxi] In 2013, RepairPal raised $13 million from Cars.com and Castrol InnoVentures, bringing its total funding to date to $20 million.[xxii]

Open Bay: Founded in 2012, Open Bay is an online marketplace for auto repair services. Customers can use the platform to find a list of mechanics near them with service estimates and customer reviews. From there, they can book an appointment time at one of the listed shops. Customers are not charged until the service is complete. All businesses on the Openbay Marketplace (dealerships, national automotive service chains, independent shops, and mobile mechanics) are vetted by OpenBay. As of 2018, the company had a presence in all 50 U.S. states with a focus on large metro areas. In 2018, the company raised $8 million in its Series A led by Shell Ventures. Other investors include Stage 1 Ventures, Andreessen Horowitz, and GV (Google Ventures).[xxiii]

YourMechanic: Founded in 2012, YourMechanic is a provider of mobile mechanics to car owners. The company aims to leverage technology to service vehicles. Its platform works in a three-step process. First, users go to the YourMechanic website and fill out a form requesting car information, what they think may be wrong with the vehicle, and contact info. Second, users are provided with a price that lists the parts, services, and costs needed to service their vehicle. Lastly, users can view mechanics, rates, and reviews, then book their appointment. Mechanics go to customers' homes to perform services. Only basic services, diagnostics, and maintenance are currently available. YourMechanic makes money from a markup on both labor and parts. In October 2018, the company raised $10.2 million to augment its Series B round from 2016, bringing its total amount raised to $38.5 million. Investors include Royal Bank of Canada Ventures, SoftBank Capital, Verizon Ventures, and Data Point Capital.[xxiv]

EXECUTIVE TEAM



Christiaan Best, Co-Founder and CEO: An engineer by trade and a former mechanic, Christiaan is a passionate car enthusiast with six cars and a floor lift at home. As CEO of Car Savior, he oversees all operations, leads in technical developments, and serves as the general business head with company relations. Prior to Car Savior, Christiaan was the CTO at Green Revolution Cooling, where he was responsible for leading technical efforts and assisting with transition efforts after company's acquisition. Christiaan was the original founder and CEO of Green Revolution Cooling and holds multiple patents related to the company's services.[xxv] Christiaan has undergraduate and postgraduate degrees in mechanical engineering from the University of Texas, Austin.



Hayden Luckadoo, Data Analyst and Co-Founder: A mathematician at heart and analyst by trade, Hayden recently became part of the Car Savior co-founding team after taking a leave from the University of Texas, Austin College of Engineering. He now acts as a developer, analyst, and business strategist. He is an addict for the excitement and challenge of startups. In his current role at Car Savior, Hayden has a heavy focus on development and analytic programming, using various resources to ensure the effective success of the company moving forward as it expands.



Car Savior has raised $270,000 in funding from angel investors and in August 2020, the company received $108,000 in commitments from two angel investors. Additionally, in May 2020, the Car Savior was approved for a Paycheck Protection Program (PPP) loan from the Small Business Association (SBA) for ~$23,400. This loan accrues interest at 1% per annum and may be subject to the forgiveness provision stating the principal of this loan may be forgiven upon request of the company assuming certain measures are followed.

Round	Date	Security	Amount	Valuation Cap
Angel	August 2020	SAFE	$108,000	$3.5M
Angel	Nov 2018 - Feb 2019	SAFE	$140,000	$3.1M
Angel	October 2018	SAFE	$25,000	$2M
Angel	Dec 2017 - Dec 2018	SAFE	$105,000	$1.5M

INVESTMENT TERMS

Security Type: Crowd Note
Round Size: Min: $50,000 Max: $250,000
Discount Rate: 20%
Valuation Cap: $3 million or $3.8 million
Conversion Provisions: In connection with equity financing of at least $1 million, the Company has the option to convert the Crowd Note into non-voting preferred stock (Conversion Shares) at a price based on the lower of (A) a 20% discount to the price per share for Preferred Stock by investors in the Qualified Equity Financing or (B) the price per share paid on a $3 million or $3.8 valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

RISKS

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Company Risk



The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

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[i] https://patents.google.com/?inventor=Christiaan+Best
[ii] https://news.ihsmarkit.com/prviewer/release_only/slug/automotive-average-age-cars-and-light-trucks-us-rises-again-2019-118-years-ihs-markit-
[iii] https://www.carfax.com/blog/repair-or-replace-my-car



[iv] https://www.claimsjournal.com/news/national/2018/07/16/285736.htm

[v] https://www.visioncritical.com/blog/why-people-hate-servicing-cars

[vi] https://exchange.aaa.com/wp-content/uploads/2019/09/AAA-Your-Driving-Costs-2019.pdf and policyadvice.net/car-insurance/insights/how-much-do-americans-drive/

[vii] https://www.cashcarsbuyer.com/why-are-cars-so-expensive-to-repair/

[viii] https://news.crunchbase.com/news/capital-factory-lone-star-states-best-kept-startup-secret/

[ix] https://www.capitalfactory.com/portfolio/

[x] https://www.globenewswire.com/news-release/2019/03/27/1774167/0/en/Automotive-Repair-Maintenance-Service-Market-Is-Estimated-To-Reach-USD-810-30-Billion-By-2026-Reports-And-Data.html#:~:text=Based%20on%20service%20type%2C%20the,5.8%25%20during%20the%20forecast%20period

[xi] https://www.statista.com/statistics/859950/vehicles-in-operation-by-quarter-united-states/

[xii] https://news.ihsmarkit.com/prviewer/release_only/slug/automotive-average-age-cars-and-light-trucks-us-rises-again-2019-118-years-ihs-markit-

[xiii] https://exchange.aaa.com/wp-content/uploads/2019/09/AAA-Your-Driving-Costs-2019.pdf and policyadvice.net/car-insurance/insights/how-much-do-americans-drive/

[xiv] https://newsroom.aaa.com/2017/04/one-three-u-s-drivers-cannot-pay-unexpected-car-repair-bill/

[xv] https://www.cashcarsbuyer.com/why-are-cars-so-expensive-to-repair/

[xvi] PB Data Pulled: June 3rd, 2020

[xvii] https://www.bridgestoneamericas.com/en/corporation/subsidiaries-and-business-units/bridgestone-retail-operations#:~:text=Today%2C%20BSRO%20is%20headquartered%20in,and%20Wheelworks%E2%84%A2%20store%20locations

[xviii] https://www.bridgestoneamericas.com/en/brands-and-products/businesses#/roofing-wall-systems

[xix] https://www.bridgestone.com/ir/library/result/pdf/e_R1_4_4_results.pdf

[xx] https://www.linkedin.com/company/midas-international/about/

[xxi] https://repairpal.com/

[xxii] https://techcrunch.com/2013/02/11/cars-com-and-bp-owned-castrol-put-13m-into-online-marketplace-for-auto-repair-repairpal/

[xxiii] https://www.americaninno.com/boston/funding-boston/openbay-raises-8m-series-a-to-grow-headcount-expand-internationally/

[xxiv] https://xconomy.com/san-francisco/2018/10/09/with-a-10-2m-boost-yourmechanic-aims-at-mobility-fleet-market/

[xxv] https://patents.google.com/?inventor=Christiaan+Best

EXHIBIT B
Financial Statements

Balance Sheet

KarSavior

2018

Assets

Current Assets		
Cash and Cash Equivalents		
Checking - Chase	$	110,464.66
Checking - FFBLA	-	
Cash on Hand	$	62.15
Stripe USD	$	1,281.47
Total Cash and Cash Equivalents	**$**	**111,808.28**
Stripe Clearing	-	
Total Current Assets	**$**	**111,808.28**
Total Assets	**$**	**111,808.28**

Liabilities and Equity

Liabilities

Current Liabilities		
Loan - C. Best	$	16,320.81
Loan - SBA	-	
Mechanic Expense Payable	-	
Total Current Liabilities	**$**	**16,320.81**
Long Term Liabilities		
Convertible debt	$	191,000.00
Total Long Term Liabilities	**$**	**191,000.00**
Total Liabilities	**$**	**207,320.81**

Equity

Current Year Earnings	$	(93,226.72)
Stock Issued Par Value (.00001)	$	62.75
Additional Paid In Capital	$	600.00
Beginning Balance	$	(2,948.56)
Total Equity	**$**	**(95,512.53)**
Total Liabilities and Equity	**$**	**111,808.28**

Balance Sheet
KarSavior
2019

Assets

Current Assets

Cash and Cash Equivalents		
Checking - Chase	$	36,871.60
Checking - FFBLA	-	
Cash on Hand	$	65.38
Stripe USD	$	2,658.94
Total Cash and Cash Equivalents	**$**	**39,595.92**
Stripe Clearing	-	
Total Current Assets	**$**	**39,595.92**
Total Assets	**$**	**39,595.92**

Liabilities and Equity

Liabilities

Current Liabilities		
Loan - C. Best	$	19,347.35
Loan - SBA	-	
Mechanic Expense Payable	$	129.32
Total Current Liabilities	**$**	**19,476.67**
Long Term Liabilities		
Convertible debt	$	271,000.00
Total Long Term Liabilities	**$**	**271,000.00**
Total Liabilities	**$**	**290,476.67**

Equity

Current Year Earnings	$	(155,371.45)
Stock Issued Par Value (.00001)	$	65.98
Additional Paid In Capital	$	600.00
Retained Earnings	$	(96,175.28)
Total Equity	**$**	**(250,880.75)**
Total Liabilities and Equity	**$**	**39,595.92**

Income Statement
KarSavior
2018

Account		
Income		
Chargebacks	$	-
Refunds	$	(1,684.10)
Consulting	$	-
Other Revenue	$	-
Sales	$	51,135.48
Total Income	**$**	**49,451.38**
Cost of Goods Sold		
Mechanic Payments	$	43,581.70
Total Cost of Goods Sold	**$**	**43,581.70**
Gross Profit	**$**	**5,869.68**
Operating Expenses		
Advertising	$	3,696.52
Automobile Expenses	$	-
Bank Service Charges	$	23.83
Consulting & Accounting	$	119.80
Contract labor	$	7,076.38
Dues & Subscriptions	$	130.53
Entertainment	$	-
General Expenses	$	1,839.12
Google Advertising	$	14,564.10
Income Tax Expense	$	-
Interest Expense	$	357.69
Legal Expenses	$	119.00
Meals	$	3,594.35
Mechanic Payouts - Expensify	$	3,355.16
Office Expenses	$	4,041.02
Operations	$	11,142.60
Other Advertising & marketing	$	-
Payroll	$	37,992.08
Research	$	417.00
Stripe fees	$	1,528.82
Telephone & Internet	$	313.00
Travel	$	8,785.40
Utilities	$	-
Total Operating Expenses	**$**	**99,096.40**
Operating Income	**$**	**(93,226.72)**
Net Income	**$**	**(93,226.72)**

Income Statement
KarSavior
2019

Account		
Income		
Chargebacks	$	(2,056.98)
Refunds	$	(3,848.24)
Consulting	$	45,668.12
Other Revenue	$	900.00
Sales	$	186,591.11
Total Income	**$**	**227,254.01**
Cost of Goods Sold		
Mechanic Payments	$	155,037.56
Total Cost of Goods Sold	**$**	**155,037.56**
Gross Profit	**$**	**72,216.45**
Operating Expenses		
Advertising	$	2,817.39
Automobile Expenses	$	60.94
Bank Service Charges	$	253.22
Consulting & Accounting	$	2,288.87
Contract labor	$	4,052.02
Dues & Subscriptions	$	-
Entertainment	$	12.53
General Expenses	$	-
Google Advertising	$	42,000.00
Income Tax Expense	$	-
Interest Expense	$	363.96
Legal Expenses	$	1,502.00
Meals	$	1,625.55
Mechanic Payouts - Expensify	$	8,249.43
Office Expenses	$	16,970.39
Operations	$	8,130.66
Other Advertising & marketing	$	-
Payroll	$	121,885.66
Research	$	356.14
Stripe fees	$	5,627.06
Telephone & Internet	$	1,661.98
Travel	$	9,383.98
Utilities	$	346.12
Total Operating Expenses	**$**	**227,587.90**
Operating Income	**$**	**(155,371.45)**
Net Income	**$**	**(155,371.45)**

Cash Flow Statement
KarSavior
2018

Account		
Operating Activities		
Receipts from customers	$	49,451.38
Payments to suppliers and employees	$	(142,678.10)
Net Cash Flows from Operating Activities	**$**	**(93,226.72)**
Investing Activities		
Other cash items from investing activities	$	-
Net Cash Flows from Investing Activities	**$**	**-**
Financing Activities		
Other cash items from financing activities	$	128,232.55
Net Cash Flows from Financing Activities	**$**	**128,232.55**
Net Cash Flows	**$**	**35,005.83**
Cash at Beginning of Period	**$**	**76,802.45**
Cash at End of Period	**$**	**111,808.28**

Cash Flow Statement
KarSavior
2019

Account	
Operating Activities	
Receipts from customers	$ 227,254.01
Payments to suppliers and employees	$ (382,625.46)
Net Cash Flows from Operating Activities	**$ (155,371.45)**
Investing Activities	
Other cash items from investing activities	$ -
Net Cash Flows from Investing Activities	**$ -**
Financing Activities	
Other cash items from financing activities	$ 83,159.09
Net Cash Flows from Financing Activities	**$ 83,159.09**
Net Cash Flows	**$ (72,212.36)**
Cash at Beginning of Period	**$ 111,808.28**
Cash at End of Period	**$ 39,595.92**

Statement of Change in Shareholder's Equity

KarSavior

Equity		2019		2018
Opening Balance	$	(96,175.28)	$	(2,948.56)
Beginning Shares Outstanding (par value $.00001)	$	62.75	$	60.00
Net Issuance of Shares (par value $.00001)	$	3.23	$	2.75
Additional Paid In Capital	$	600.00	$	600.00
Current Year Earnings	$	(155,371.45)	$	(93,226.72)
Total Equity	**$**	**(250,880.75)**	**$**	**(95,512.53)**

KarSavior, Inc.
NOTES TO FINANCIAL STATESMENTS (UNAUDITED)
FOR YEARS ENDING DEC 31, 2018, 2019

NOTE 1: Organization and Nature of Business
KarSavior, Inc. (dba The Car Savior ("The Company", "We")) is a C-corporation formed under the laws of the State of Delaware and is headquartered in Austin, TX. The Car Savior is an online marketplace for car repair designed to provide transparency and convenience. The Company derives revenue from a markup on each transaction mediated by The Company. Additionally, The Company receives revenue from a monthly consulting service in which development and advertising assistance is offered for a fee.

NOTE 2: Summary of Accounting Policies

Basis of Presentation
The accompanying financial statements were consolidated under the council of CPA without notes. The Company is providing these notes without formal training and in good faith.

Financials are provided in good faith conformance with GAAP guidelines with accrual accounting.

The Company's fiscal year-end is December 31.

Use of Estimates
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. The Company maintains its cash in bank deposit accounts that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Income Taxes
We filed income taxes through a CPA. We don't believe any are owed to date.

Fair Value of Financial Instruments
Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to

unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

● Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

● Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

● Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

Revenue Recognition

The Company recognizes revenue only when the customer has been charged and the mechanic has verified completion of the repair. The revenue recognized is as the entirety of the customer receipt and the payment to the mechanic is itemized as a cost of goods sold. Some parties may choose to further distinguish "Bookings" from revenue, under which the difference between mechanic payments and customer receipts is thereby referred to as the revenue and the gross volume as reported by customer receipts is the aforementioned "Bookings". This results in higher revenue reporting on the financial statements relative to the "Bookings" system that is used by some other major marketplace companies.

Consulting revenue originates from a single agreement for The Car Savior to assist in marketing, advertising, and software development efforts of a third-party company in an unrelated industry. Originally this was a software development contract that morphed into consulting. We continue the contract as a non-traditional way to decrease our burn rate with minimal effort by the management. We do not currently plan to have more of these agreements. The potential for this agreement is unknown and unlikely to significantly increase.

Leases

At current, The Company handles monthly leasing on a per month basis and does not have accrued future rent liability beyond one month.

Advertising and Marketing Costs

The Company's marketing and advertising costs are expensed as incurred.

NOTE 3 -- GOING CONCERNS

Going Concern Matters

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

(UNAUDITED FINANCIALS)

The Company has incurred losses from inception which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship services, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

Risks and Uncertainties
The Company is subject to customary risks and uncertainties associated with dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, limited operating history, ability to recruit mechanics, unknown future litigation and liabilities, and changes to consumers needs and tastes.

The company has received differing opinions by CPA's about sales tax liability on their margin. We are not currently paying sales tax on monies received after COGS - as instructed.

The COVID crisis has decreased revenue in the past. While we believe long term car repair will return to pre-COVID levels, we are uncertain about long this will take.

(UNAUDITED FINANCIALS)

EXHIBIT C
Subscription Agreement

Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

KarSavior Inc.
4409 Enclave Cove
Austin, TX 78731

Ladies and Gentlemen:

The undersigned understands that KarSavior, Inc., a Corporation organized under the laws of Delaware (the "Company"), is offering up to $250,000 in Crowd Notes (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C/A, dated August 14, 2020 (the "Form C/A"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C/A, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. pacific standard time on February 8, 2021, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Evolve Bank & Trust Co. (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

   a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C/A.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i. The undersigned has received a copy of the Form C/A. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C/A to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C/A and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C/A or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C/A. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.

The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.

The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Dispute Resolution.

a) General Rule.

Any dispute under this Subscription Agreement will be resolved through arbitration, not through the court system. All arbitration will be conducted in Wilmington, Delaware unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b) Appeal of Award.

Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c) Effect of Award.

Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d) No Class Action Claims.

NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	KarSavior Inc. 4409 Enclave Cove Austin, TX 78731 Attention: Christiaan Best
with a copy to:	BEVILACQUA PLLC 1050 Connecticut Avenue, NW Suite 500 Washington, DC 20036 Attention: Louis A. Bevilacqua, Esq. Email: lou@bevilacquapllc.com
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C/A which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

KarSavior, Inc.
By_____ Name: Title:

EXHIBIT D
Crowd Notes

KarSavior, Inc.

CROWD NOTE

FOR VALUE RECEIVED, KarSavior, Inc. (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $3 million.

The "**Discount**" is 20%.

The "**Offering End Date**" is February 8, 2021.

1. Definitions.

a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's Preferred Stock issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding Common Stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for Common Stock, (ii) exercise of all outstanding options and warrants to purchase Common Stock and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. **"Maximum Raise Amount"** shall mean $250,000 under Regulation CF.

j. **"Outstanding Principal"** shall mean the total of the Purchase Price

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale or series of related sales).

l. "**Shadow Series**" shall mean shares of a series of the Company's Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity

Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

    i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by Irrevocable Proxy;

    ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

    m. "**Target CF Minimum**" shall mean $25,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

1. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Shares pursuant to the following:

    a. If the Investor <u>is not</u> a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

    b. If the Investor <u>is</u> a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

2. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

    a. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; <u>provided, however</u>, that if the Investor <u>is not</u> a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

3. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

    a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

        i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

        ii. Obtaining the Corporate Transaction Payment.

    b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2 (a).

4. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

5. **Note Completion**. This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (b) the payment of amounts due to the Investor pursuant to Section 3 (a).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

1. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

2. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

3. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

4. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

5. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

6. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

7. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit,

proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

1. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

2. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

3. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

4. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

5. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

6. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

7. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

1. **Security.** This Crowd Note is a general unsecured obligation of the Company.

2. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

3. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; provided, however, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

4. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the state of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

5. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

6. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the Preferred Stock sold in the Qualified Equity Financing (or the Shadow Series).

7. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

8. **Transfer of a Crowd Note**. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

9. **Escrow Procedures**. Investor funds can be released from escrow if (a) the Target CF Minimum is reached on or before the Offering Deadline; or (b) the Company conducts an intermediate close, subject to certain terms and conditions.

10. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

1. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in Wilmington, Delaware unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in

following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

2. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

3. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

4. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering End Date.

KarSavior, Inc.

CROWD NOTE

FOR VALUE RECEIVED, KarSavior, Inc. (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $3.8 million.

The "**Discount**" is 20%.

The "**Offering End Date**" is February 8, 2021.

1. Definitions.

a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's Preferred Stock issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; <u>provided, however,</u> that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding Common Stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for Common Stock, (ii) exercise of all outstanding options and warrants to purchase Common Stock and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. **"Maximum Raise Amount"** shall mean $250,000 under Regulation CF.

j. **"Outstanding Principal"** shall mean the total of the Purchase Price

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale or series of related sales).

l. "**Shadow Series**" shall mean shares of a series of the Company's Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the Qualified Equity

Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

    i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by Irrevocable Proxy;

    ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. "**Target CF Minimum**" shall mean $50,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

1. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Shares pursuant to the following:

   a. If the Investor <u>is not</u> a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

   b. If the Investor <u>is</u> a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

2. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

   a. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; <u>provided, however</u>, that if the Investor <u>is not</u> a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

3. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

   a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

       i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

       ii. Obtaining the Corporate Transaction Payment.

   b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2 (a).

4. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

5. **Note Completion**. This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (b) the payment of

amounts due to the Investor pursuant to Section 3 (a).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

1. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

2. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

3. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

4. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

5. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

6. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

4

7. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

1. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

2. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

3. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

4. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

5. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

6. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

7. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

1. **Security.** This Crowd Note is a general unsecured obligation of the Company.

2. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to

aggregate the interests of holders of Crowd Notes.

3. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; provided, however, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

4. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the state of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

5. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

6. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the Preferred Stock sold in the Qualified Equity Financing (or the Shadow Series).

7. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

8. **Transfer of a Crowd Note**. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

9. **Escrow Procedures**. Investor funds can be released from escrow if (a) the Target CF Minimum is reached on or before the Offering Deadline; or (b) the Company conducts an intermediate close, subject to certain terms and conditions.

10. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

1. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in Wilmington, Delaware unless both parties agree

otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

2. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

3. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

4. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering End Date.

EXHIBIT E
Pitch Deck

THE CAR SAVIOR



An online marketplace that aims to provide drivers with easier, cheaper, and faster car repair services from vetted, independent shops and mechanics.

Powered by an online diagnostic algorithm, Car Savior can diagnose a customer's car with ~80% accuracy.

www.thecarsavior.com

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

Please see the end of this presentation for important risk disclosure information.

Most People Don't Like Getting Their Car Repaired

Can be difficult to be without a car

Can be difficult to receive multiple quotes

Often, there is poor customer service[i]

[i] https://www.visioncritical.com/blog/why-people-hate-servicing-car

Mechanics May Also Want Change

Overhead expenses can be expensive and may take away from mechanic salaries[ii]

Can be hard to plan their time as they don't know how much time a repair will take without a diagnosis

[ii] https://www.cashcarsbuyer.com/why-are-cars-so-expensive-to-repair/



A BETTER WAY

An online, concierge approach to car repair with the goal of being better, cheaper, and providing faster repairs made possible by an algorithm we've developed to **diagnose a car online.**



Diagnose online

A 20-question survey



Get quotes from multiple vetted, independent shops.



Schedule your repair online



Get peace of mind:

All mechanics vetted by the Car Savior

We take a cut of all sales



ONLINE DIAGNOSIS + MARKETPLACE = POWERFUL CHANGE

By connecting customers directly with vetted, independent owner/operator mechanics, we aim to cut out big shop owners who may charge mark-ups with little value-add.

CUSTOMERS



Schedule repair in advance to help ensure parts are ready upon arrival



Repairs can be available at your home or office



Find mechanics who will complete your repair



Opportunity to choose from multiple bids

MECHANICS

Potential for a faster diagnosis. Parts can be ordered before car arrives

Advanced scheduling to assist with productivity

Can pick only the work they want

Opportunity to attract more customers



This is an actual customer photo having their 1984 Buick turbo worked on by a mobile mechanic. For all of you car lovers out there, this is a very special car.

OUR TRACTION

Operations began ramping up in January 2018, initially only available in Austin, Texas. Since then, we have added 2 major cities and are working on even more. We've developed our platform to scale quickly.

>100

Mechanics signed up

3

Major Cities: Austin, Dallas, and Houston

6,500

Cars diagnosed



MEET OUR TEAM

We're a seasoned team with mechanical engineering, software, operations, and startup experience. Now we're working on our magnum opus.



CHRISTIAAN BEST
CEO & FOUNDER
Last company: Green
Revolution Technology



HAYDEN LUCKADOO
SOFTWARE & ADVERTISING
Mathematician,
Programmer

Part time

ALEX NEWMAN
SOFTWARE
20 years of coding experience

Kari Moses
INSIDE SALES



EXAMPLE: NOISE WHILE STOPPING

First customer answers a few questions. Our software outputs a diagnosis.

★ ~80% accurate algorithm: Simple or complicated problems

The Car Savior
We're sorry to hear your car is giving you trouble. Help us understand the issue!
Is it drive-able?
I can start the engine and drive it
I can not drive it
Back
Restart
The Car Savior
What is the issue related to?
A warning light is on or gauge is concerning
A/C or heater
Makes a noise or shakes
Doesn't drive like it should (go, stop, or turn)
Leaks, smells, smokes, or vents steam
Non-essential gizmo (like a power window, radio, or light)
Back
Restart
The Car Savior
When is the noise most noticeable (the loudest)?
When braking
All of the time (braking or accelerating, turning or going straight)
When accelerating or driving uphill
Going over a bump
Only when going fast - more than 40 mph - both accelerating and braking
Turning a corner
Back
The Car Savior
What does the noise sound like?
Click the speakers below to hear example sounds.
Grinding noise while braking.
Squeaking noise while braking.
Scraping noise while braking.
Actual sound clips
Grinding
Squeaking
Scraping
Grinding and squeaking or scraping
Back
Restart

Result: Customer needs new brake pads and rotors (steps omitted for brevity)

Example Response

Customer gets precise quotes back from local mechanics

The problem
Real time availability
Final quote
Parts ready when customer arrives
Needed Repairs
Based on what we know
Premium front brake pads and rotors
LEARN MORE
Repair Bids
All prices include parts, tax, and labor.
MOBILE
GARAGE
ALL
SORT BY
MOBILE MECHANIC (They drive to you)
Bdiddy's Mobile Auto Service
Thu, Jan 16th 9:30 am (Soonest)
$250.41
Premium Front Brake Pads And Rotors
BOOK
$28 if diagnosed onsite & you choose not to fix it
GARAGE (You drive to them)
Friends Car Care
9 miles away See Map & More Info
Fri, Jan 17th 8:00 am (Soonest)
27+ Google Reviews
$206.56
Premium Front Brake Pads And Rotors
BOOK
$28 if diagnosed onsite & you choose not to fix it
MOBILE MECHANIC (They drive to you)
DC Mobile Mechanic
0 miles away See Map & More Info
Thu, Jan 16th 8:00 am (Soonest)
27+ Google Reviews
$301.16
Premium Front Brake Pads And Rotors
BOOK
$53 if diagnosed onsite & you choose not to fix it

Process Safeguards



Pick Mechanic

Onsite Diagnosis Confirmation

You Choose

Don't Fix It

Fixed!

Diagnosis verification onsite

- Historically ~20% of customers receive corrected quotes
- If customer does not move forward, diagnosis fee applies ($28 to $38 generally)
- We are transparent about our accuracy and customers are understanding





THE CAR SAVIOR

Growth plan in place

Experienced team

Proprietary technology

MARKET

We believe car repair offers significant market opportunity due to minimal consolidation and the potential for new technology to address customer pain points.

280M

Cars and light trucks on the road in the U.S.[i]

✕

~$1,200/yr.

Average annual repair cost[ii]

160,000

Different independent repair shops in the U.S.[iii]

11.8

Years old: average age of U.S. car[i]

=

Opportunity

[i] https://news.ihsmarkit.com/prviewer/release_only/slug/automotive-average-age-cars-and-light-trucks-us-rises-again-2019-118-years-ihs-markit-

[ii] https://exchange.aaa.com/wp-content/uploads/2019/09/AAA-Your-Driving-Costs-2019.pdf and policyadvice.net/car-insurance/insights/how-much-do-americans-drive/

[iii] https://aamcofranchises.com/research/how-big-is-the-industry/



PART OF THE CAPITAL FACTORY ACCELERATOR



We graduated from an accelerator program dedicated to helping promising startups succeed. The Capital Factory connects accelerator companies with leaders and mentors.

Capital Factory has welcomed famous visitors such as Tim Cook (Apple CEO),[i] Satya Nadella (Microsoft CEO),[ii] and former President Barack Obama.[iii]

[i] https://www.youtube.com/watch?v=rIOhmMIM0Zw
[ii] https://www.bizjournals.com/austin/news/2017/11/14/microsoft-ceo-dishes-on-tech-industrys-3-key.html
[iii] https://www.capitalfactory.com/2013/05/12/our-message-to-president-obama/



USE OF FUNDS

Marketing

Marketing expenses are expected to be primarily used to advertise the Car Savior's service as it expands into new geographic areas. This will be done through hiring an outside firm.

Research and Development

Research and development expenses will be primarily used to fund efforts to automate Car Savior's quoting process.

Working Capital

Working capital will be used to meet business needs as the company expands its operations geographically and releases new product lines.

Future Wages

Positions the company aims to add in the coming year include legal and accounting services, an inside sales role, and a sales and customer experience representative.

DIAGNOSIS ALGORITHM

HOW IT WORKS

20 questions answered by driver

- 6,500 vehicles diagnosed with ~80% accuracy
- No on-board diagnostics II (OBDii) connection or physical device required
- Only a website: works from smartphones and computers

Questions about vehicle behavior
- Noise? Shaking? Narrows to a few diagnoses

Questions about driver behavior
- Neglect? Aggressive driver?

Big data comparison (our server)
- Look at common issues with particular vehicles and engines
- Generally narrows to a single diagnosis

Our software outputs diagnosis
- No physical connection to the car

EXAMPLE: GENERATING QUOTES

We're more than a simple marketplace. Our software aims to unlock convenience for drivers and efficiency for mechanics. We believe this creates a high barrier to entry and a high company value.

Diagnosis

Find parts and labor
- Model and engine specific

Filter mechanics
- By skill, tools, location, make, model, etc.

Generate precise quotes
- Each mechanic sets their rates.
- (Rates) x (Parts and labor) => precise quote

Send to customer
- Includes real time mechanic availability

Some human involvement (our staff)
- 30% entirely automated (Aim to achieve 75% within 18 months)

Entirely automated



Booking Rate

Customers book ~21% of the time when requesting a quote

We believe we can improve this with easy changes such as more sales centered staff and a faster response time (target of less than 30 minutes)

Monthly and Total Bookings
Monthly Bookings
Total Bookings
120 100 80 60 40 20 0
1400 1200 1000 800 600 400 200 0
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar Apr May Jun
2019
2020
Monthly Bookings
Aggregate Bookings



Monthly and Total Quote Requests
Monthly Requests
Total Requests
600 500 400 300 200 100 0
6000 5000 4000 3000 2000 1000 0
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar Apr May Jun
2019
2020
Monthly Requests
Aggregate Requests





Risk Disclosures

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Risk Disclosures

<u>Company Risk</u>

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,

Risk Disclosures

Company Risk (cont'd)

- Inability to adequately secure and protect intellectual property rights,

- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,

- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,

- Changes in laws and regulations materially affecting the company's business,

- Liability risks and labor costs and requirements that may jeopardize the company's business,

- Dependence on and inability to hire or retain key members of management and a qualified workforce,

- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,

- Issuance of additional company equity securities at prices dilutive to existing equity holders,

- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and

- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

EXHIBIT F
Video Script

Hi. We have Christiaan Best here to talk about what he's been working on the past few years. So, what exactly does The Car Savior do?

What problem are you trying to solve with this company?

So we all know what's wrong with the status quo; when your car breaks on Monday, you drop it off at whatever place is recommended to you by your friends. They call you back on Tuesday saying, 'hey this is what's wrong,' you don't know if you're getting a good deal, you don't know if the right thing is being fixed, but you go ahead with the repair because you need your car back. You get your car back whether it's Wednesday or Thursday, and the most amazing thing about that entire experience is that the mechanic who was working on it was only working on it for a couple of hours.

That's why we think our system is so much better. On Monday, you get on your phone to answer a few questions. You get an answer saying 'hey this is what's wrong with your car, and these are vetted mechanics that can work on it, and exactly how much that they charge and their availability.' So you can book when your car breaks on Monday, you book on Tuesday, saying "hey, get got an appointment on Monday at 1PM, the parts are ready. You go there and your car is back to you by 3:30. And chances are you paid a lot less than what you would have at another place.

So what makes The Car Savior so special? Why hasn't anyone else done this before?

So, the key to our system, and the reason why we think what we have done is special, is in our ability to be able to diagnose a car. So, in order to have a marketplace and you think about AirBnB or Expedia, the special thing about ours' is that if your car breaks, you don't know what to bid on, and the mechanics don't know what to bid unless somebody can diagnose the car. And that's what we have done; in two minutes through a simple set of questions, then it will say "hey, this is what's wrong" and the mechanics know what to bid on and the user knows what to buy.

Ok, can you take me through a quick example? Do you have to plug something into your car? What if I don't know anything about cars at all?

So you don't have to plug anything into your car and it's specifically geared towards people who don't know anything about cars. So let's go through a very simple example. Let's say your car is making noise while braking. So you get on the website and you would go through a series of questions and you say 'ok, it's with my brakes.'

Here on the screen we can kind of go through an example.

Let's start from the first prompt. You would say "ok, its making a noise" and then you would listen to each one of the sounds that are actually on the website, so you can click on each on of these, and you can hear, like this is a grinding noise, this is a squeaking noise, this is a scraping noise. So you click on this one and say "ok, it's grinding", you'd say "whenever I stop" and then you would think say "ok, is this in the front or the back?" and lo and behold we know that you need brake pads and rotors for your vehicle. So, you'd continue through these questions and answer a few pieces of information about the kind of car that you drive, and then a few minutes later you would get the quotes.

Ok, here you can see this screenshot. It's like "ok, it told you exactly what's wrong". You have premium front brakes is probably what you need. You can click this "Learn More" button in the center and it will actually tell you like "hey, this is what's actually wrong with your car, it is a pretty serious problem, you've got to get it done soon". And also it lists all of the mechanics. In this case it looks like there are three garages and two mobile mechanics that can do that. And the pricing for exactly each one. So you can go through and say like "ok, Bdiddy Mobile Auto Service. Looks like they could be there the next day at 9:30 in the morning" it shows the exact Yelp reviews, it's two-hundred fifty-one dollars and forty-eight cents. So you know that you are going to pay, not approximately two-hundred and fifty dollars, not 200 not 400, you know exactly before you get in the car or before they come to you that you will pay two-hundred fifty-one dollars and forty-eight cents.

The best thing about this system is that the mechanic, as soon as you click book, that mechanic will order those parts, so they are ready when they arrive. So in this particular instance, you're going to be done in an hour and a half. The mechanic's going to come to your house, if you book it at 9:30 on a Thursday, and they're going to be done by 11 o'clock. So you're going to be without your car for an hour and a half.

So the whole system: you know exactly what's wrong, you get pricing transparency, you know you got a good deal, all these mechanics are vetted, you knew when you were going to get your car back, it took you hours not days to get your car fixed

Alright, so what if the diagnosis is wrong? What if you're website tells me my car is broken in a way that it isn't?

So, the page works 80% of the time, which is definitely not 100% of the time. But the way the process works, is the first thing the mechanic does when they come onsite is they are going verify that repair, and if the diagnosis is a wrong, they'll get you a quote, and it will sort of revert to the status quo.

Where are you in the life of a startup anyway? Are you in the idea stage, pre-revenue, post-revenue?

So, we spent three years putting this together. The first year specifically devoted towards writing the algorithm, and then the following years putting together the backend. Which you can imagine, being able to coordinate all these mechanics, blocking off calendars, figuring out you know "hey this repairs is going to take six hours", wondering if this mechanic has time, "this repair is going to take an hour", automated payments -- there's a lot of software that was put together to put this together. So we have had revenue, we've had well more than 1,000 repairs and that's why we're raising money.

It's been, you know we feel we have this great product, we have this great software put together, and now we want to be able to use these funds in order to tell people about it. Because, you know, it's cheaper, faster and more convenient. We know that our customers love us, and the more people know about it, we think that the more people will use it.

What about your industry? What's the market like in the word of car repair?

There is -- to our knowledge -- nothing like us that has been able to diagnose a car online and build that true marketplace, which necessitates, which requires that ability to diagnosis a car online.

Alright, let's talk about the elephant in the room, COVID. How has that impacted your business?

Certainly, when there was the initial shutdown, there was a slowdown. You know, so people really weren't driving their cars, and they didn't really need them repaired. We've seen repairs pick back up. In certain cities, we are actually up. We think that long term, that recessions, which we think will be likely, car repair often does well because people are more likely to get their older cars fixed than buy new ones.

Can you tell me a little bit more about your team?

So I'm fortunate to have cofounder, Hayden Luckadoo. He comes from the University of Texas', College of Engineering. Very modest guy, you can talk to him and he'll be like "oh yeah, I may have entered some math competitions, but you really got to pull it out of him. So I'm really proud to be able to say he's my cofounder, he's really been instrumental in helping put all of this together. We have also had a myriad of other people which have helped, both advise, doing customer service, so we think we have a great team to be able to put this together.

What about you? Why did you start this company?

So, cars are my passion. My parents will tell you my first word was car. I have six cars, I have a floor lift. I went to school to study mechanical engineering specifically because I wanted to design cars. It has been a lifelong passion and I am so fortunate to be able to work in an area to which I love, to be able to help people get a great deal on their car repair and to know that every morning, afternoon and evening, I am working in an industry I love.